Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Palatin Technologies, Inc.:

We consent to the use of our reports dated September 12, 2006, with respect to the consolidated balance sheets of Palatin Technologies, Inc. and subsidiary as of June 30, 2006 and 2005, and the related consolidated statements of operations, cash flows, and stockholders’ equity for each of the years in the three-year period ended June 30, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2006, and the effectiveness of internal control over financial reporting as of June 30, 2006, incorporated herein by reference. Our report dated September 12, 2006 on the consolidated financial statements refers to an accounting change as a result of the adoption of SFAS No. 123(R), “Share-Based Payment,” effective July 1, 2005.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 13, 2007